December 23, 2013

H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:EPL Oil & Gas, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 7, 2013

File No. 001-16179

Dear Mr. Schwall,

EPL Oil & Gas, Inc. (the “Company”) is in receipt of your letter dated December 19, 2013 (the “Comment Letter”) regarding your comments to the Company’s Form 10-K for the fiscal year ended December 31, 2012.

The Company is in the process of preparing responses to the Comment Letter and has begun working with its legal advisors and independent petroleum engineering firms toward that end.  Although the Company is making progress in this process, it is still gathering some of the information required to complete its responses to the Comment Letter.

Accordingly, on December 20, 2013, J. Mark Metts of Sidley Austin LLP, our outside legal counsel on this matter, contacted John Hodgin in your office.  During that conversation, Mr. Hodgin agreed to an extension until January 31, 2014.

Please direct any questions or comments regarding the foregoing matter to me at (504) 569-1875, or (504) 799-1970 (direct) or email me at dcedro@eplweb.com.

Sincerely,

EPL Oil & Gas, Inc.

By: /S/ David Cedro

David P. Cedro

Senior Vice President, Chief Accounting Officer and Corporate Secretary

cc: Tiffany J. Thom

Angela Speight

J. Mark Metts, Sidley Austin LLP